EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$1,500	$2,381	$2,891	$2,340	$6,981
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	28	38	36	844	2,323
Equity in net income of affiliates	48	107	166	183	281
Capitalized interest	1	3	—	—	—
Adjusted Income	1,423	2,233	2,689	1,313	4,377
Add:
Fixed charges	124	254	255	227	190
Distributed income of equity investments	54	153	149	229	283
Total Earnings	$1,601	$2,640	$3,093	$1,769	$4,850

Fixed Charges
Interest expense	$100	$203	$199	$182	$145
Capitalized interest	1	3	—	—	—
One-third of rental expense(1)	23	48	56	45	45
Total Fixed Charges	$124	$254	$255	$227	$190

Ratio of Earnings to Fixed Charges	12.91	10.39	12.13	7.79	25.53

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1